UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For October 2005

Distribution and Service D&S, Inc.

(Translation of registrant’s name into English)

Avenida Presidente Eduardo Frei Montalva 8301 Quilicura Santiago Chile

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

PRESS RELEASE

D&S Financial Results as of September 30, 2005

Santiago, October 27, 2005. Distribución y Servicio D&S S.A. announced results for the nine-month period ended September 30, 2005.

•	Net revenues were US$2,162 million, representing an 8.0% increase compared to the same period in 2004.

•	Net income was US$46.2 million.

•	Operating income was US$84.2 million, 261.6% growth over the same period the previous year.

•	EBITDA increased by 72.9%, totaling US$158.8 million.

As reported to the Superintendency of Securities and Insurance (SVS),  net profit of D&S for the period January-September 2005 was Ch$24,464 million (US$ 46.2 million, a favorable result when compared to a loss of Ch$775 million (US$1.5 million) recorded in the same period of the previous year.

EBITDA for the period increased by 72.9%, to Ch$84,060 million (U$158.8 million), representing a 7.3% of revenues.

     The Company’s Chief Financial Officer, Miguel Núñez pointed out: “Results as of September 30 continue to show a positive trend, as observed in the first two quarter of the year. These results are in line with the Company’s forecast”.  At the same time Mr. Núñez remarked: “we will maintain our main focus on food retail, delivering added value to our customers through the Presto card”.

About  D&S

Currently, the Company has 81 LIDER stores among hypermarkets, compact hypermarkets and supermarkets; 62 FarmaLider stores and 6 shopping malls. The Company operations are located in the Santiago Metropolitan Region and in Regions I, II, IV, V, VI, VII, VIII, IX, X and XII.

Note: Figures in this report are expressed in US$ Millions, drawn from figures in Chilean pesos restated by the CPI at September 30, 2005 and converted into dollars using the observed exchange rate for the same date (1US$=Ch$529.20).

Consolidated Results Period January-September

	2005			2004			Change

	Ch$ millions	US$ millions	% of Rev.	Ch$ millions	US$ millions	% of Rev.	% YoY

Sales	970,482	1,833.9	84.8%	918,969	1,736.5	86.8%	5.6%
Other Income	173,669	328.2	15.2%	140,157	264.8	13.2%	23.9%
Net revenues	1,144,151	2,162.0	100.0%	1,059,126	2,001.4	100.0%	8.0%

Cost of sales	826,371	1,561.5	72.2%	821,859	1,553.0	77.6%	0.5%
Gross Income / Margin	317,780	600.5	27.8%	237,267	448.3	22.4%	33.9%
Recurring Operating Expenses	233,483	441.2	20.4%	187,427	354.2	17.7%	24.6%
Start-up Expenses	238	0.4	0.0%	1,210	2.3	0.1%	-80.4%
Total Operating Expenses (SG&A)	233,721	441.6	20.4%	188,637	356.5	17.8%	23.9%
EBITDA	84,060	158.8	7.3%	48,629	91.9	4.6%	72.9%

Depreciation	39,500	74.6	3.5%	36,306	68.6	3.4%	8.8%
Total Operating Expenses	273,221	516.3	23.9%	224,943	425.1	21.2%	21.5%
Operating Income	44,559	84.2	3.9%	12,324	23.3	1.2%	261.6%
Financial Expenses	(14,478)	(27.4)	-1.3%	(14,384)	(27.2)	-1.4%	0.7%
Other Non-operating Income (Expenses)	681	1.3	0.1%	(816)	(1.5)	-0.1%	183.5%
Monetary Correction	(1,220)	(2.3)	-0.1%	1,687	3.2	0.2%	-172.3%
Non-Operating Income	(15,018)	(28.4)	-1.3%	(13,513)	(25.5)	-1.3%	11.1%
Income before Tax	29,542	55.8	2.6%	(1,190)	(2.2)	-0.1%	2583.1%
Income Tax	(5,377)	(10.2)	-0.5%	43	0.1	0.0%	-12645.5%
Minority Interest	27	0.1	0.0%	100	0.2	0.0%	-73.4%
Income	24,192	45.7	2.1%	(1,047)	(2.0)	-0.1%	2410.7%
Amortization of Goodwill	272	0.5	0.0%	272	0.5	0.0%	0.0%
Net Income	24,464	46.2	2.1%	(775)	(1.5)	-0.1%	3258.2%

Currency of September 2005, exchange rate 1US$=Ch$529.20 of September 30, 2005

Source: Ficha Estadística Codificada Uniforme (FECU) of D&S S.A. consolidated as of  September 30,2005.

For further information please contact:
Miguel Núñez, CFO
Phone: (56-2) 484 7754
mnunez@dys.cl

Loreto Bradford, IRO
Phone (56-2) 484 7757
lbradford@dys.cl

DISTRIBUCION Y SERVICIO D&S S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

DISTRIBUCIÓN Y SERVICIO D&S S.A.

	By:	/s/ Miguel Núñez Sfeir

Miguel Núñez Sfeir
Chief Financial Officer

Dated: October 27, 2005